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                                  VisiJet, Inc.
                             192 Technology, Suite Q
                            Irvine, California 92618

                                                                       Via Edgar
                                                                       ---------

                                   May 5, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      VisiJet, Inc.
                  Request to Withdraw Registration Statement on Form SB-2 (RW) SEC File Number 333-112620
                  --------------------------

Ladies and Gentlemen:

       Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), VisiJet, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-112620), filed with the Securities and Exchange Commission (the "Commission") on February 9, 2004 (the "Registration Statement").

         The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

         The Company plans to file a new registration statement, and will address any comments previously issued by the Commission in connection with the Registration Statement.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (949) 450-1660, or the Company's counsel, Robert J. Zepfel of Haddan & Zepfel LLP, at (949) 706-6000.

                                      Very truly yours,

                                      /s/ Laurence M. Schreiber
                                      ------------------------------------------
                                      Laurence M. Schreiber
                                      Vice President and Chief Operating Officer